Schedule "A"

NEWS RELEASE

EMX Royalty Provides an Update on Its Timok Royalty Properties in Serbia

Vancouver, British Columbia, October 5, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to provide an update on its Timok Project royalty properties, which cover the Cukaru Peki deposit being developed by Zijin Mining Group Co., Ltd. ("Zijin") in Serbia's Timok Magmatic Complex. As further described below, EMX holds an uncapped 0.5% net smelter returns ("NSR") royalty across the Brestovac license, which contains the Cukaru Peki copper-gold deposit's Upper Zone high-grade development project and Lower Zone porphyry deposit.

Zijin has steadily advanced the Timok Project since acquiring 100% control in 2019 through the acquisition of Nevsun Resources Ltd. ("Nevsun"), as well as the purchase of the remaining Lower Zone minority interest from Freeport-McMoRan Inc. Zijin's work since the acquisition has included mine development and executing a Memorandum of Understanding ("MOU") with the Government of the Republic of Serbia that provides a framework for advancing the Upper Zone project to production.1 Zijin has adapted an accelerated schedule for the Upper Zone project, and announced the scheduled commencement of initial production at the "Timok Copper and Gold Mine" in the second quarter of 2021 in its 2019 Annual Report, which was issued on March 22, 2020.

Chinese mining contractor JCHX, through its Serbian subsidiary JCHX Kinsey Mining Construction doo Bor, is managing underground mine construction, with development of the Upper Zone ventilation shaft and main decline underway.2 Please see sections titled "Comments on Zijin Disclosures" and "Forward-Looking Statements" in this news release for further discussions of assumptions and risk factors.

Timok Project Overview. The Timok Project's Cukaru Peki deposit consists of a higher level body of high-grade, epithermal-style copper-gold mineralization referred to as the Upper Zone project, and a deeper body of porphyry-style copper-gold mineralization known as the Lower Zone project. Prior to its acquisition by Zijin, a Pre-Feasibility Study ("PFS") of the Upper Zone and resource estimate of the Lower Zone was completed by previous owner Nevsun, which was filed in August 2018 under Nevsun's profile on www.sedar.com ("SEDAR"). EMX is unaware of any new, publicly available material scientific or technical information that would make Nevsun's previous disclosures inaccurate or misleading.

Brestovac Royalty. The Brestovac NSR royalty was originally granted to Euromax Resources Ltd. ("Euromax") by Reservoir Capital Corporation via a royalty agreement (the "Royalty Agreement") executed in 2010. EMX acquired Euromax's NSR royalty interests in 2013 (see EMX news release dated February 4, 2014). The Royalty Agreement contains a provision for the reduction of the 0.5% NSR royalty rate under certain express and specific circumstances. After a thorough review of the Royalty Agreement and based on certain publicly available information, EMX does not believe that the circumstances which would have triggered a reduction of the royalty rate have occurred and therefore the royalty rate remains at 0.5% of NSR. Furthermore, there is no mechanism for the royalty to be reduced in the future. For transparency, EMX will file the Royalty Agreement under its profile on SEDAR.

1 See www.rakita.net/en/2019/09/07/agreement-on-construction-of-the-cukaru-peki-mine-was-signed/.

2 See im-mining.com/2020/04/22/zijin-bor-copper-produce-3-3-mt-ore-annually-timok-upper-zone-mine-starting-  late-2021/.

Other EMX Timok Royalty Properties. The Company also has two additional Timok royalty properties, including Brestovac West and Durlan Potok.

  Brestovac West is covered by NSR royalties of 2% for gold and silver and 1% for all other metals. Brestovac West contains the Corridor Zone gold prospect and occurs directly west of Brestovac.
  Durlan Potok is covered by a 0.5% NSR royalty and occurs in the Timok belt approximately 20 kilometers north of Brestovac and Cukaru Peki.

Comments on Zijin Disclosures. The Company believes there is a reasonable basis for Zijin's statements described in this news release based upon assumptions and factors that include, but are not limited to: a) the ongoing development and operation of the Timok Project royalty properties in a manner consistent with international standards, b) public statements and disclosures made by Nevsun and Zijin regarding the Timok Project, both previous and recent, c) the enforceability of EMX's royalty interests in accordance with the terms of the royalty agreements, and d) no material adverse changes in the market price of the commodities that underlie the royalty interests.

EMX has requested, but has not been provided, the supporting data and information used for either Nevsun's or Zijin's Timok Project disclosures, nor does EMX have access to the property itself. As a result, EMX has not been able to independently verify the technical information regarding Nevsun's or Zijin's disclosures on the Timok Project, but EMX does consider that such information to be reliable and relevant in all material respects.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities laws that reflect the Company's current expectations and projections about its future growth and results of operations. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, life of mine estimates, strategic plans, market prices for precious and base metals, or other statements that are not statements of fact, including but not limited to statements regarding: the business, prospects, and future activities of, and developments related to, the Timok Project, including meeting the development schedule for the Upper Zone project, the commencement of production in the second quarter of 2021, and information relating to the Royalty Agreement, including but not limited to the applicable rate and any available reduction. When used in this news release, words such as "estimate", "will", "believe" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to, actual mineral content differing from the reserves and resources contained in technical reports, rate and timing of production differences from resources estimates, other technical reports and mine plans, methodologies and models used to prepare resource and reserve estimates, estimates of mine life, unavailability of financing and failure to identify commercially viable mineral reserves; fluctuations in the market valuation for commodities that drive royalty revenue (including but not limited to gold and copper); development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty or other interest; risks and hazards associated with the business of development of mining on any of the properties in which the Company holds a royalty, including but not limited to natural disasters, civil unrest or public health crises; fluctuations in the value of Canadian and foreign exchange rates; risks related to the operators of the properties in which the Company holds a royalty, including changes in ownership and control of such operators; title, permit or license disputes related to any of the properties in which the Company holds a royalty or other interest; challenges to and the enforceability of our royalty interests; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where property in which the Company holds a royalty or other interest are located or through which they are held, including in connection with the MOU; difficulties in obtaining required approvals for the development of a mineral project; increased regulatory compliance costs; expectations of project funding by the operator, and other factors.

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The forward-looking statements contained in this news release are based upon assumptions and factors management considers reasonable as of the date of such statement, based on the information available to management at such time. The assumptions and factors include, but are not limited to, the ongoing development and operation of the properties in which the Company holds a royalty or other interest by the owners or operators of such properties in a manner consistent with industry best practice standards; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, both current and previous; the enforceability of our royalty interest in accordance with its terms; no material adverse change in the market price of the commodities that underlie the royalty interest; no adverse development in respect of any significant property in which the Company holds a royalty or other interest and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2020 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.eurasianminerals.com